

Mail Stop 6010

June 17, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. Charles W. Robison
Chief Executive Officer
Transbotics Corporation
3400 Latrobe Drive
Charlotte, NC 28211

> **Re: Transbotics Corporation**
> **Form 10-KSB for the fiscal year ended November 30, 2007**
> **Filed February 29, 2008**
> **File No. 0-18253**

Dear Mr. Robison:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief